

October 23, 2023

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Amendment No. 9 to Registration Statement on Form S-4**
> **Filed October 10, 202**
> **File No. 333-268716**

Dear Swee Guan Hoo:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 9 to Form S-4

Risk Factors, page 42

1. We note your response to prior comment 7 and reissue our comment. Please revise to disclose that the PIPE may be terminated before the business combination is completed and to discuss the related risks. In this regard, we note that the amended PIPE term sheet has a termination date of December 31, 2023, and that the SEPA has already been terminated, while your business combination deadline is disclosed as February 18, 2024.

Risk Factors
"Your ownership percentage in the Combined Entity...", page 43

2. The no redemption scenario presented in the table on page 43 does not appear to total correctly. Please revise.

Proposal No. 2 - The Business Combination Proposal

Pro Forma Capitalization, page 78

3. We note the footnote numbers presented in the first table on page 78 do not appear to have any corresponding footnotes. Please revise. We also note the table appears to exclude shares underlying public and private placement warrants as well as shares issuable under the Equity incentive plan. Please explain the purpose of the table and why you believe presenting the table provides meaningful information to investors.

Index to Financial Statements, page F-1

4. Please change the header to Energem's interim financial statements from "Unaudited Financial Statements for the Nine Months Ended June 30, 2023 and December 31, 2022" to "Unaudited Financial Statements for the Six Months Ended June 30, 2023 and June 30, 2022."

Exhibits

5. We note your response to prior comment 11. It appears that the Second Amended and Restated Articles of Association was inadvertently removed from the index. Please advise or revise.

General

6. We note your response to prior comment 1 including your assertion that "November 18, 2023," as opposed to "February 18, 2024," was a "typo" in the preliminary proxy statement filed on July 14, 2023. This "typo" was repeated in the definitive proxy statement filed on July 24, 2023. We also note that the proposals contained on the proxy card provided in your response are significantly different than the proposals contained on the proxy card included in the definitive proxy statement, notwithstanding the requirement in Exchange Act Rule 14a-6(b) that the registrant file with the Commission the form of proxy that is to be sent to security holders. We also note that the definitive proxy statement includes numerous references to November 18, 2023 as the extension date and does not include any reference to February 18, 2024 as the extension date. Collectively, these deficiencies raise doubt as to whether the twenty-two instances of "November 18, 2023" were actual typos as opposed to only nine references to "six (6) one-month extensions" and create uncertainty as to what length of extension shareholders approved. In light of this uncertainty, the requirements of Exchange Act Rule 14a-6(b) and Rule 14a-9, and potential liabilities resulting from the registrant acting in contravention of such requirements, please revise the proxy statement/prospectus to include a discussion of any risks related to such uncertainty and potential liabilities so that shareholders will have sufficient information to make a fully informed voting decision with respect to each of the

proposals.

Please contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debbie Klis